Exhibit 99.7

Dear Employees:

Our option repricing as authorized by our Board of Directors, subject to shareowner approval, is commencing today. Please find attached (a) a memo from David Mandarich, our President and Chief Operating Officer, for an introduction to the offer, (b) an Offering Memorandum dated March 26, 2008, which describes the terms of the repricing offer, (c) a Letter of Transmittal, which you will complete and send to our Offer Agent, Continental Stock Transfer & Trust Company, if you choose to have your eligible options repriced, and (d) a Notice of Withdrawal Form, which will only be necessary if you previously submitted a Letter of Transmittal and later decide not to participate in the repricing offer. The offer expires at 5:00 p.m. New York time on the date of our 2008 Annual Meeting of Shareowners (scheduled to be held on April 29, 2008), which we refer to in the documents as the “Expiration Date.” As a reminder, email delivery of documents will not be accepted. The Letter of Transmittal must be sent to the Offer Agent at the address indicated on the front of the Letter of Transmittal and must be received by the Offer Agent by the Expiration Date.

Please take the time to read through these documents. If you have any questions, please do not hesitate to contact either Christopher M. McManus or me at your convenience using the numbers below.

Thank you,
Joseph H. Fretz
Secretary and Corporate Counsel

M.D.C. Holdings, Inc.

Tel# (303) 773-1100

Fax# (720) 977-4324